SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
June 23nd, 2006
SCOR
(Exact name of Registrant as specified in its chapter)
1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Signature
SCOR Group Appointments
SCOR records an increase of 23% on premium income for Non-Life treaties on the Asian and Indian markets
2006 First Quarter Results: SCOR records a net income of EUR 53 million, up 61%
Combined General Meeting of Shareholders 16 May 2006
SCOR develops its agricultural risk reinsurance with the reinforcement of its teams

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: June 23nd, 2006

SCOR (Registrant)
By:	/s/ MARCEL KAHN
Marcel Kahn,
Chief Financial Officer

SCOR Group Appointments
- Christian Mounis, Deputy Chief Executive Officer of SCOR Vie, has been appointed to the SCOR Executive Committee.
Christian Mounis, 52, a graduate of France’s ESSEC business school, joined SCOR in 1977 as a treaty underwriter. He opened the SCOR Tokyo office in 1983, before running SCOR’s Regional Operations in Asia from 1989 to 1995. Christian Mounis has been Deputy Chief Executive Officer of the Group’s Life business since 1998.
- Jim Root has been appointed Director for Investor Relations for the SCOR Group.
Jim Root, 43, is a graduate of Princeton University and the Ecole Supérieure de Commerce de Lyon. He is also a Chartered Financial Analyst. He has previously worked as a financial analyst and portfolio manager, notably at Crédit Lyonnais and Templeton Asset Management. Jim Root formerly occupied the post of Director for Investor Relations at the SCOR Group between 2003 and 2005.
- Stéphane Le May has been appointed Corporate Finance Manager within the Corporate Finance and Asset Management Department for the SCOR Group.
Stéphane Le May, 32, holds a DESS in Corporate Finance from the University of Paris-Dauphine, as well as a DESCF. Formerly a financial analyst with Oddo, Stéphane Le May joined the SCOR Group in 2003 as Investor Relations Manager.
- Bertrand Bougon has been appointed Group Management Controller within the PBR (Planning, Budgeting & Results) Department for the SCOR Group.
Bertrand Bougon, 34, an actuary, previously worked at Rhodia Assurances, where he was Planning & Control Manager. He joined the SCOR Group in September 2005 as Management Control Director for Non-Life reinsurance business.
- Thierry Bovery has been appointed Accounting and Management Control Director for SCOR Vie.
Thierry Bovery, 45, a graduate of the Ecole Supérieure des Travaux Publics, also holds a DESS in Business Administration from the Paris I.A.E. Institute and a DESCF. From 1987 to 1996 he worked at the KPMG Audit Group, where he was Audit Manager, before joining SCOR where he worked as a Results, Methods & Procedures Analyst for Non-Life activities from 1996 to 2005. Since June 2005 he has been Management Analysis Director at SCOR Vie.
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2006

2006 Asia Renewals	13 April 2006
2006 1st quarter Results and General Meeting	16 May 2006
2006 1st half Results	30 August 2006
2006 3rd quarter Results	8 November 2006
Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as “will”, “should”, “would” and “could.” These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause SCOR’s actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others: the impact of future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction; cyclicality of the reinsurance industry; changes in general economic conditions, particularly in our core markets; uncertainties in estimating reserves; the performance of financial markets; expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy; the frequency, severity and development of insured claim events; acts of terrorism and acts of war; mortality and morbidity experience; policy renewal and lapse rates; changes in rating agency policies or practices; the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries; changes in levels of interest rates; political risks in the countries in which we operate or in which we insure risks; extraordinary events affecting our clients, such as bankruptcies and liquidations; risks associated with implementing our business strategies; changes in currency exchange rates; changes in laws and regulations, including changes in accounting standards and taxation requirements; and changes in competitive pressures.
These factors are not exhaustive. Additional information regarding risks and uncertainties is set forth in the current annual report of the company. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

SCOR records an increase of 23% on premium income for Non-Life treaties on the Asian and Indian markets
Non-Life reinsurance treaties in Japan and Korea were up for renewal on 1 April 2006. These treaties represent around 75% of SCOR’s portfolio in the Asia-Pacific zone.
In Japan, written premiums reached Yen 7 billion, up 6% compared to 2005 (EUR 49 million at the present exchange rate). At current exchange rates, written premiums are up by 7%. “Wind” risk pricing in Japan is up by 5 to 10% depending on programmes. SCOR’s market share is increasing regularly on this market, benefiting from the in-depth, long-term relationships it has with its Japanese clients.
In Korea, written premiums reached WON 30 million, up 4% (EUR 26 million at the present exchange rate). At current exchange rates, written premiums are up by 22%. In a context of low loss experience, rates have decreased slightly.
In India, written premiums reached INR 986 million, up 81% (EUR 18 million at the present exchange rate). At current exchange rates, written premiums are up by 113%. SCOR opened a representative office in 2005 in Mumbai and is continuing to expand on this rapidly growing market. Rates are on the increase in India and SCOR has taken positions with expanding private sector insurance clients.
By way of a reminder, on South East Asia treaties, which were up for renewal on 1 January 2006 (representing around 25% of the zone’s portfolio), and particularly in Malaysia, China and Singapore, SCOR recorded an increase of 54% in gross written premiums, which amounted to USD 37 million (EUR 31 million at the 1/1/2006 exchange rate). (cf. press release n°4 dated 28 February 2006). At current exchange rates, premiums written on 1 January 2006 on these markets were up by 74%.
Overall, written premiums for Non-Life treaties in the Asia-Pacific / India zone has reached EUR 124 million in 2006, up 23% compared to 2005.
The Asia-Pacific zone represents a strategic development zone for the SCOR group and the Non-Life reinsurance treaty renewals on both 1 January and 1 April 2006 demonstrate the expansion of SCOR’s client base across all of these markets, in line with the Group’s strategy.
At the same time, SCOR has recorded growth in its activities in Large Corporate Accounts and Life reinsurance in Asia
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2006 Timetable

2006 1st quarter Results and General Meeting	16 May 2006
2006 1st half Results	30 August 2006
2006 3rd quarter Results	8 November 2006
Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as “will”, “should”, “would” and “could.” These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause SCOR’s actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others: the impact of future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction; cyclicality of the reinsurance industry; changes in general economic conditions, particularly in our core markets; uncertainties in estimating reserves; the performance of financial markets; expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy; the frequency, severity and development of insured claim events; acts of terrorism and acts of war; mortality and morbidity experience; policy renewal and lapse rates; changes in rating agency policies or practices; the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries; changes in levels of interest rates; political risks in the countries in which we operate or in which we insure risks; extraordinary events affecting our clients, such as bankruptcies and liquidations; risks associated with implementing our business strategies; changes in currency exchange rates; changes in laws and regulations, including changes in accounting standards and taxation requirements; and changes in competitive pressures.
These factors are not exhaustive. Additional information regarding risks and uncertainties is set forth in the current annual report of the company. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

2006 First Quarter Results:
SCOR records a net income of EUR 53 million, up 61%
•	Gross written premiums: EUR 734 million (+ 18% compared to the first quarter 2005)

•	Operating income: EUR 99.8 million (+ 64% compared to the first quarter 2005)

•	Net income: EUR 53 million (+ 61% compared to the first quarter 2005)

•	Net income per share: EUR 0.05 (+ 25% compared to the first quarter 2005)

•	Shareholders’ equity at 31 March 2006: EUR 1,763 million (+ 2.6% compared to 31 December 2005)

•	Combined ratio for Non-Life reinsurance: 97.0% excluding CRP (97.3% including CRP)

•	Margin on net earned premiums in Life reinsurance: 7.6%

•	Investment income: EUR 124 million (+ 31% compared to the first quarter 2005)
The SCOR Board meeting of 16 May 2006, chaired by Denis Kessler, closed the accounts at 31 March 2006.
1. SCOR records a sharp increase in its business and results, in a competitive environment
In the first quarter 2006, gross written premiums amount to EUR 734 million, up 18% compared to the first quarter 2005. This growth is due to the sharp increase in Non-Life business Treaties (up 31%), the sustained expansion of Large Corporate Accounts business (+29%) and the development of the Credit and Surety business (+46%) combined with the stability of the premiums written in Life reinsurance.
Operating income for the first quarter 2006 is EUR 99.8 million, up 64% compared to the first quarter 2005. It is divided between a Non-Life operating income of EUR 81 million and a Life operating income of EUR 19 million.
Net income after tax for the first quarter 2006 is up 61% at EUR 53 million.
Group shareholders’ equity is EUR 1,763 million at 31 March 2006, compared to EUR 1,719 million at 31 December 2005, representing an increase of 2.6%. Permanent capital, which includes Group shareholders’ equity and long-term debt, is EUR 2,512 million.
Group operating cash flow is positive for the first quarter 2006, at EUR 15 million.
Net liabilities relating to contracts, which include technical reserves for insurance contracts as well as liabilities relating to financial contracts net of retrocessions, reach EUR 8,915 million at 31 March 2006, quasi-stable compared to 31 December 2005 (EUR 8,866 million).
The Group’s cost ratio improves to 6.7% in the first quarter 2006, compared to 7.9% in the first quarter 2005. Group overheads are stable at EUR 49 million.
2. Results by line of business
2.1. In Non-Life reinsurance (Property & Casualty Treaties, Large Corporate Accounts and Credit & Surety), premium income reached EUR 469 million in the first quarter 2006, up 31% compared to the first quarter 2005.
During the Non-Life treaty renewals at 1 January 2006, SCOR won and regained several treaty shares, mainly on targeted markets and on existing portfolio treaties. Treaty business notably benefited from the renewal of part of the Alea Europe portfolio, to which SCOR acquired the renewal rights in December 2005.
Large Corporate Accounts business is renewed throughout the year. During the first quarter, this business is continuing on the same strong growth trend it has seen since the upgrade of the Group’s rating. In a competitive pricing environment, SCOR continues to maintain the strict application of its underwriting criteria.
In total, Non-Life business in Europe is up 24% in the first quarter 2006 compared to the first quarter 2005. In Asia, business is up 44%. This increase should continue given the quality of the renewals of April 1. The combined ratio for Non-Life reinsurance business is 97.3% (including CRP) in the first quarter 2006, compared to 100.1% (including CRP) for the first quarter 2005. Excluding CRP, a subsidiary in run-off, the combined ratio is 97.0% in the first quarter 2006 compared to 96.7% in the first quarter 2005. This ratio, while impacted by more expensive retrocession rates, reflects the technical profitability of the Non-Life reinsurance business.
2.2. Gross written premiums in Life reinsurance reach EUR 265 million for the first quarter 2006, stable compared to the first quarter 2005. Life reinsurance business in the United States is penalised by the Group’s rating with one of the rating agencies. In Europe, Canada and Asia, Life reinsurance business is expanding.
Operating income for Life reinsurance business reaches EUR 19 million for the first quarter 2006, compared to EUR 12 million for the first quarter 2005, representing an increase of 58%. This result benefits in particular from the contribution made by investment income.

3. An active investment management policy, in a favourable environment, leads to an increase in the Group’s financial results
Investment income for the first quarter 2006 is EUR 124 million, compared to EUR 95 million in the first quarter 2005, representing an increase of 31%.
In the first quarter 2006, investment income is distributed as follows: EUR 80 million in current investment yield (stable compared to the first quarter 2005), EUR 30 million in changes in fair value by income (compared to EUR 17 million in the first quarter 2005), EUR 17 million in capital gains and losses from disposals net of writedowns (compared to EUR — 9 million in the first quarter 2005). This result includes a slight foreign exchange loss of EUR — 3 million.
At 31 March 2006, investments reach EUR 9,691 million compared to EUR 9,743 million at 31 December 2005. Investments at 31 March 2006 are distributed into bonds (56%), cash and equivalents (16%), loans and receivables (15%), shares (10%) and real estate (3%).
Denis Kessler, Chairman and Chief Executive Officer, said:
“The 1st Quarter 2006 is characterized by a series of positive developments from the SCOR Group. Non-Life January 1 renewals in Europe and those of April 1 in Asia are very satisfactory. Non-Life written premiums are up 31%. The combined ratio is 97.3%. Life reinsurance is developing throughout the world, outside of the U.S. Operating cash-flow is positive. The increased contribution from investments is a result of dynamic asset management. operating income, at EUR 99.8 million, is up 64% Net income, at EUR 53 million, is up 61% compared to the same period of last year. The streamlining of the Group into two subsidiaries dedicated to Life and Non-Life business, respectively, is complete. The Group is on the move. It benefits from larger degrees of freedom so as to take advantage of the positive current environment, in both the reinsurance as well as the financial markets.”
Consolidated key figures under IFRS

In EUR millions	31 March	31 March
(at current exchange rates)	2005	2006	Variation

Gross written premiums	621	734	+18%
Net earned premiums	537	582	+8%
Operating income	61	99.8	+64%
Net income	33	53	+61%

In EUR millions	31 December	31 March
(at current exchange rates)	2005	2006	Variation

Net liabilities relating to contracts	8,866	8,915	+0.6%
Investments	9,743	9,691	-0.5%
Shareholders’ equity	1,719	1,763	+2.6%

In EUR	31 March	31 March
	2005	2006	Variation

Net earnings per share	0.04	0.05	+25%
Book value per share	1.70	1.84	+8%

2006 communications timetable

Dividend payment of EUR 0.05 per share (pending shareholder’s approval)	19 May 2006
2006 First Half Results	30 August 2006
2006 Third Quarter Results	8 November 2006
Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as “will”, “should”, “would” and “could.” These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause SCOR’s actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others: the impact of future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction; cyclicality of the reinsurance industry; changes in general economic conditions, particularly in our core markets; uncertainties in estimating reserves; the performance of financial markets; expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy; the frequency, severity and development of insured claim events; acts of terrorism and acts of war; mortality and morbidity experience; policy renewal and lapse rates; changes in rating agency policies or practices; the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries; changes in levels of interest rates; political risks in the countries in which we operate or in which we insure risks; extraordinary events affecting our clients, such as bankruptcies and liquidations; risks associated with implementing our business strategies; changes in currency exchange rates; changes in laws and regulations, including changes in accounting standards and taxation requirements; and changes in competitive pressures.
These factors are not exhaustive. Additional information regarding risks and uncertainties is set forth in the current annual report of the company. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Combined General Meeting of Shareholders 16 May 2006
The Combined General Meeting of Shareholders of SCOR chaired by Denis Kessler took place in
Paris on May 16, 2006. The agenda was as follows:
Concerning the ordinary shareholders’ meeting
1. Approval of the annual accounts for the fiscal year ended December 31, 2005;
2. Allocation of income and determination of the dividend for the fiscal year ended December 31, 2005;
3. Approval of the consolidated accounts for the fiscal year ended December 31, 2005;
4. Approval of the agreements referred to in the statutory auditors’ special report pursuant to Article L. 225-38 of the French Commercial Code;
5. Authority granted to the board of the directors in order to carry out transactions on the shares of the Company;
6. Powers of attorney to carry out formalities.
Concerning the extraordinary shareholders’ meeting
7. Approval of the contribution of the Company’s Non-Life reinsurance branch to SCOR Global P&C;
8. Delegation of authority to the board of directors in order to decide to increase the share capital by the issuance of ordinary shares, with shareholders’ preferential subscription right;
9. Authorization granted to the board of directors in order to reduce the share capital by cancellation of the Company’s own treasury shares;
10. Delegation to the board of directors in order to issue ordinary shares of the Company, with cancellation of the shareholders’ preferential subscription right, to the benefit of categories of persons pursuant to Article L. 225-138 of the French Commercial Code;
11. Authorization granted to the board of directors in order to grant options to subscribe and/or purchase shares for the benefit of members of the salaried personnel and Company representatives;
12. Authorization granted to the board of directors in order to attribute ordinary shares of the Company at no cost to members of the salaried personnel and Company representatives;
13. Delegation of authority to the board of directors in order to carry out the capital increase by issuance of shares reserved for the members of savings plans (plans d’épargne), with cancellation of the preferential subscription right to the benefit of such members;
14. Aggregate ceilings of the capital increases;
15. Harmonization of the Company’s by-laws with Law No. 2005-842 dated July 26, 2005 to build trust in and modernize the economy, called the “Loi Breton”;
16. Deletion of the provisions relating to board members representing employees and correlative amendment of the Company’s by-laws;
17. Regrouping of the Company shares into shares of a par value of EUR 7.8769723 each;
18. Powers of attorney to carry out formalities.
The Combined General Meeting of Shareholders of SCOR approved all of the resolutions submitted to it.

2006 Timetable

Dividend payment	19 May 2006
2006 1st half Results	30 August 2006
2006 3rd quarter Results	8 November 2006

SCOR develops its agricultural risk reinsurance with the
reinforcement of its teams
To keep up with the changing risks and coverage needs linked to modern agriculture, SCOR is developing its agricultural risk reinsurance business throughout the world. As part of this development, SCOR has reinforced its agricultural risk underwriting teams.
SCOR welcomes this new development, which is fully in line with its strategy of enhancing its skills and capacities in the speciality lines known and understood by the Group.
Mr René Kunz, Mrs Yvonne Buschor, Mr Heiko Joergens, Mr Dominique Mercante, Mr Michael Rüegger, Mrs Irene Uhr-Armaos and Mrs Sari-Maija Walder-Valtanen, all previously at GE Frankona Re, will join SCOR on 1 September 2006. Based in Switzerland, the team will be part of SCOR Global P&C, SCOR’s operating subsidiary combining treaty, large corporate risks and speciality reinsurance.

2006 Timetable

2006 1st half Results	30 August 2006
2006 3rd quarter Results	8 November 2006